

Investor and Media Contact:
Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Regains Compliance With Nasdaq
SmallCap Listing Requirements

Stockton, CA - December 2, 2004 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of communications services to service providers and enterprise customers in the Western U.S., today announced that it has received notification from the Nasdaq Listing Qualifications Department that the company has regained compliance with all requirements for continued listing on the Nasdaq SmallCap Market.

On September 10, 2004, Pac-West was notified that its common stock had closed below the minimum bid price of $1.00 for a period of 30 consecutive business days creating a condition of non-compliance with the Marketplace Rules of The NASDAQ Stock Market. Since then, the closing bid price of Pac-West's common stock has been at $1.00 per share or greater for at least 10 consecutive business days. On December 2, 2004, Nasdaq advised Pac-West that it has regained compliance and the matter is now closed.

About Pac-West Telecomm, Inc.

Founded in 1980 and first incorporated in 1981, Pac-West Telecomm, Inc. has been offering telephone service to its customers since 1982. Pac-West is currently one of the largest competitive local exchange carriers headquartered in California. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the declining rate at which intercarrier compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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